SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                                  infoUSA Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0025 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    456818301
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Cardinal Capital Management, LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 16, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,205,610

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,719,470

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,719,470

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No.  456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Value Equity Partners, LP - 06 1425087

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     122,700

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     122,700

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     122,700

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.002%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  456818301
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is infoUSA Inc. (the "Issuer"). The address of the Issuer's offices is 5711 South 86th Circle, Omaha, Nebraska 68127. This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is One Fawcet Place, Greenwich, Connecticut 06830.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,719,470 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Reporting Persons is $28,533,390.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-----------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have certain concerns regarding the conduct of the Board of Directors, and on September 2, 2005, Cardinal Value Equity Partners, LP sent a letter to the Board of Directors of the Issuer expressing these concerns. A copy of this letter is attached to this Schedule 13D as Exhibit C.

In an effort to protect their investment and the investments made on behalf of the investors in Cardinal Value Equity Partners, LP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 2,719,470 Shares and 122,700 Shares, respectively, constituting 5.1% and 0.002% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of 1,205,610 Shares and dispose or direct the disposition of 2,719,470 Shares to which this filing relates. Cardinal Value Equity Partners, LP has the sole power to vote or direct the vote of and dispose or direct the disposition of 122,700 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

All transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to September 16, 2005 are listed on Exhibit B.

The 2,719,470 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

-----------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

Transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to September 16, 2005 are listed on Exhibit B.

A letter to the Board of Directors dated September 2, 2005 is attached as Exhibit C.

-----------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 September 26, 2005
                                       ----------------------------------------
                                                      (Date)


                                       CARDINAL VALUE EQUITY PARTNERS, LP

                                       By: Cardinal Capital Management, LLC
                                           General Partner

                                              /s/ Amy K. Minella
                                       --------------------------------------
                                                  (Signature)


                                          Amy K. Minella/Managing Member
                                        -------------------------------------
                                                 (Name/Title)


                                       CARDINAL CAPITAL MANAGEMENT, LLC*

                                             /s/ Amy K. Minella
                                       --------------------------------------
                                                 (Signature)


                                          Amy K. Minella/Managing Member
                                        -------------------------------------
                                                (Name/Title)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                    Exhibit A

                             JOINT FILING AGREEMENT

         The undersigned agree that this schedule 13D dated September 26, 2005, relating to the Common Stock of infoUSA Inc. shall be filed on behalf of the undersigned.



                                       CARDINAL VALUE EQUITY PARTNERS, LP

                                       By: Cardinal Capital Management, LLC
                                           General Partner

                                              /s/ Amy K. Minella
                                       --------------------------------------
                                                  (Signature)


                                           Amy K. Minella/Managing Member
                                        -------------------------------------
                                                 (Name/Title)


                                       CARDINAL CAPITAL MANAGEMENT, LLC*

                                             /s/ Amy K. Minella
                                       --------------------------------------
                                                 (Signature)


                                           Amy K. Minella/Managing Member
                                        -------------------------------------
                                                (Name/Title)

                                    Exhibit B


             Schedule of Transactions in Shares in the last 60 days


Tran         Trade        Settle                     Trade         Price Per
Code         Date         Date        Quantity       Amount          Share
----         -----        ------      --------       -------       ---------
Buy       7/18/2005      7/21/2005       5,600        63,504         11.3400
Buy       7/19/2005      7/22/2005     235,000     2,772,342         11.7972
Buy       7/21/2005      7/26/2005       2,000        23,513         11.7565
Buy       7/29/2005       8/3/2005      28,900       342,465         11.8500
Sell      7/29/2005       8/3/2005         900        10,584         11.7600
Buy        8/3/2005       8/8/2005       4,400        51,640         11.7364
Sell       8/4/2005       8/9/2005         300         3,476         11.5865
Buy       8/12/2005      8/17/2005       1,900        22,065         11.6130
Buy       8/15/2005      8/18/2005      17,200       200,970         11.6843
Sell      8/17/2005      8/22/2005         200         2,310         11.5495
Sell      8/25/2005      8/30/2005       4,100        43,714         10.6618
Sell      8/26/2005      8/31/2005      14,600       159,281         10.9096
Buy       8/29/2005       9/1/2005      76,500       754,811          9.8668
Buy       8/30/2005       9/2/2005     100,000     1,002,943         10.0294
Sell      8/31/2005       9/6/2005         400         4,023         10.0566
Buy        9/1/2005       9/7/2005       1,200        12,827         10.6890
Sell       9/8/2005      9/13/2005         200         2,132         10.6596
Long In   9/15/2005      9/15/2005     121,300     1,286,993         10.6100
Buy       9/16/2005      9/21/2005     125,200     1,322,918         10.5664

                                    Exhibit C

                                September 2, 2005


BY FEDERAL EXPRESS

Mr. Vinod Gupta infoUSA Inc.
Corporate Headquarters
5711 S. 86th Circle
Omaha, Nebraska  68127

         Re:    Demand For Access To Records Pursuant to 8 Del. C. ss.220
                ---------------------------------------------------------

Dear Mr. Gupta:

          This office represents Cardinal Value Equity Partners, LP ("Cardinal"), a shareholder of infoUSA Inc. ("infoUSA" or the "Company"). Cardinal owns of record 100 shares of infoUSA. Please accept this letter as Cardinal's demand for inspection of books and records pursuant to 8 Del. C. ss.
220. Cardinal demands inspection of:

          1. Minutes of all meetings of the Board of Directors which considered, discussed or analyzed the offer received from Vinod Gupta which was the subject of an announcement by infoUSA on or about June 13, 2005 by infoUSA ("the Offer").

          2. All minutes of the Board of Directors meetings which discuss or consider in any way the creation, dissolution, existence, authority and/or activities of the Special Committee of the Board of Directors (the "Special Committee") which was formed as a result of the Offer.

          3. All minutes of meetings of the Special Committee.

          4. All minutes of the Board of Directors meetings that consider, analyze or discuss any and every interested party transaction between infoUSA and, directly or indirectly, any member of the Board of Directors, including but not limited to:

               i) transactions involving the Company and Annapurna corporation;

               ii) transactions between the Company and NetJets;

               iii) transactions between the Company and Everest Asset
Management;

               iv) transactions between the Company and Everest Investment Management

               v) the Company's investments in Everest3 Fund;

               vi) the Company's investments in Everest Funds Management LLC;

               vii) the employment of Laurel Gupta; and

               viii) the employment of Jess Gupta.

          5. All minutes of the Board of Directors meetings which authorize, consider or discuss management perquisites, including but not limited to the Sky Box at the University of Nebraska-Lincoln.

          6. All minutes of the Board of Directors meetings which discuss, consider or authorize transactions involving any exchange of financial value between the Company and, directly or indirectly, any member of the Board of Directors, including but not limited to, any company in which the Board of Directors has a greater than 10% equity ownership, any company in which a member of the Board of Directors is either a director or senior officer and/or any charity with which any member of the Board of Directors holds any position.

          7. Minutes of the Board of Directors meetings which consider, authorize or discuss direct and indirect compensation of and financial transactions with Vinod Gupta including but not limited to bonuses and loans to Vinod Gupta.

          8. Minutes of the Board of Directors meetings which consider, authorize or discuss providing information to Stephens & Co.

          9. A list of and copy of documents provided to Stephens & Co.

               As used herein, "minutes of the Boards of Directors meetings" refers not only to minutes of the full Board of Directors but also to any committee or subcommittee thereof. Demands for minutes of meetings also include a demand for all transcripts of such meetings, all documents provided to board members or considered by board members either before or during the board meeting(s) in connection with the issues that are the subject of the demand. Demands for minutes do not include demands for any portion of the minutes which are unrelated. Cardinal is prepared to accept those minutes in redacted form. Similarly, such demands do not include demands for documents provided to or considered by the Board with respect to activity not the subject of these demands.

               These demands are not to be interpreted as requiring production of all documents containing the matters identified or all copies of such documents. Instead, the demand seeks production only of sufficient documents so as to have a complete record of the Board's actions, deliberations and considerations of the issues raised of.

               Demands numbered 1 through 3 seek minutes without regard to the date of the meeting or the date of the preparation of the minutes. Demands 4 through 7 seek minutes which relate to meetings subsequent to January 1, 2001.

               The purpose of this demand is to investigate the conduct of the Board with respect to the Offer and the activities of the Special Committee, to investigate the independence of the members of the Board, to investigate the oversight the Board has exercised, if any, with respect to interested party transactions and executive perquisites.


               We look forward to your reply.

                                       Sincerely,



                                       R. Bruce McNew

RBM/acc

bcc:     Eugene Fox
         Robert B. Kirkpatrick

                             VERIFICATION OF DEMAND

                  I, Robert B. Kirkpatrick, am a manager director of Cardinal Capital Management, LLC, the general partner of Cardinal Value Equity Partners, LP. I have read the foregoing demand from our attorney and do hereby state under oath that the matters set forth in the demand with respect to the documents demanded and the purpose of the demand are true and accurate to the best of my knowledge, information and belief. I further state that Taylor & McNew, LLP is authorized to act as our attorneys in connection with this demand for books and records pursuant to 8 Del. C. ss. 220.




                                                     --------------------------
                                                     Robert B. Kirkpatrick



State of _________________ :
                           :
__________________County   :



SWORN TO AND SUBSCRIBED before me this ___ day of _________, 2005.


                                                     ----------------------
                                                         Notary Public







01269.0001 #603184